Enhabit, Inc.
6688 N. Central Expressway
Suite 1300
Dallas, Texas 75206

June 16, 2022

VIA EDGAR

Joshua Gorsky
Margaret Schwartz
Franklin Wyman
Mary Mast
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Enhabit, Inc. Registration Statement on Form 10-12B File No. 001-41406

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10-12B (File No. 001-41406) (as amended to date, the “Registration Statement”), filed by Enhabit, Inc. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on June 17, 2022, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Zachary S. Podolsky of Wachtell, Lipton, Rosen & Katz, at (212) 403-1057.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Podolsky and that such effectiveness also be confirmed in writing.

U.S. Securities and Exchange Commission
June 16, 2022

Sincerely,
Enhabit, Inc.
/s/ Barbara A. Jacobsmeyer
Name:	Barbara A. Jacobsmeyer
Title:	President and Chief Executive Officer

cc:	Patrick Darby
Executive Vice President, General Counsel and Corporate Secretary, Encompass Health Corporation

Stephen Leasure
Deputy General Counsel, Encompass Health Corporation

Zachary S. Podolsky
Wachtell, Lipton, Rosen & Katz

Igor Kirman
Wachtell, Lipton, Rosen & Katz